SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of  September, 2007

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

3Q07 and 2007 Guidance (USGAAP)

São Paulo, September 24, 2007 - Votorantim Celulose e Papel (NYSE: VCP and BOVESPA: VCPA4) reports the main projections which will guide future quarterly and annual results in USGAAP. It should be emphasized, however, that the forecasts contained herein may differ from reality due to macroeconomic conditions, market risks and other factors. This material is not intended to be the sole basis for assessing VCP’s performance, nor is intended to contain all the information necessary for such an assessment. It does, however, reinforce the Company’s strong commitment to transparency and relationship with the investment community. This report has assumed an average exchange rate of R$1.93/US$ for 3Q07, 2.5% down over 2Q07 (R$1.98/US$) and 11.1% down compared to 3Q06 (R$2.17/US$). The assumed exchange rate for the end of the period is R$1.90/US$, 1.6% down over 2Q07 (R$1.93/US$) and 12.4% down over 3Q06 (US$2.17/US$). VCP will report its 3Q07 results on October 17, 2007, before market opening.

3Q07 and 2007 Performance Guidance

Pulp Business	Remarks
International market

International pulp market remained favorable throughout 3Q07 maintaining the second quarter trend, with supply reflecting: (i) adjustments and capacity shutdowns (mainly in North America); (ii) low worldwide inventory levels (30 days(1) in July/07); (iii) problems in wood supply, both, in the Northern hemisphere (lower activity in the USA homebuilding segment) and in Europe due to a mild winter reducing wood harvesting; (iv) export taxes for wood from Russia; and (v) maintenance shutdowns of local producers in Asia and in the Southern hemisphere.

Unexpected interruptions in production, which occurred in different regions throughout the quarter, contributed to both the current supply imbalance and had a direct effect on the worldwide pulp market. These interruptions not only affected the supply/demand imbalance but also reinforced the positive price trend explained below and the substitution process from softwood to hardwood.

On the other hand, market demand continued strong in all regions permitting the implementation of a US$20/ton price increase for the eucalyptus pulp list price, announced in August/07, when purchases are seasonally weak. After this increase list price for eucalyptus pulp reached US$720/ton in Europe, US$755/ton in North America and US$670/ton in Asia.

In August/07 a price increase was announced for softwood of US$20-US$30/ton which was fully implemented in September/07. After such increases softwood prices remained at US$830/ton in Europe, US$850/ton in North America and US$750/ton in Asia. Accordingly, the price gap between softwood and eucalyptus pulp price remains at about US$100/ton (Europe) in July 2007, reinforcing the substitution process from softwood to hardwood.

Two new capacity additions in South America are nearing completion (Suzano/Brazil and Botnia/Uruguay) totaling 2mtpy. The most significant amount of such volume should enter the market in 2008.

Facing this scenario, we maintain our expectation for 2007 average price to exceed 2006 prices, since the accumulated average price for the first nine months is already approximately US$689/ton (Europe), up 7% over 2006 (US$645/ton).

It is important to highlight that any estimate is linked to economic growth and global demand, continuity of inefficient capacity shutdowns, currencies appreciation over US$ and price differentiation between softwood and hardwood.

(1)	Source: PPPC (Pulp and Paper Products Council)
(2)
See Material Fact May 9, 2007- http://www.vcp.com.br/English/Investors/Notices+and+Material+Facts/Material+Fact/default.htm
See Notice to the Market September 3, 2007 - http://www.vcp.com.br/English/Investors/Notices+and+Material+Facts/Notice+to+the+Market/default.htm

(3)	CONPACEL (Consórcio Paulista de Celulose e Papel) is the new denomination for former Ripasa’s unit of Americana.
(4)	Beginning September 1, 2006, 50% of pulp and P&W paper volumes originated from the Ripasa’s Conpacel unit are being resold by VCP, being acquired at market prices, discounting selling and distribution. This is a pre-consortium operating condition to anticipate part of the synergies during the consortium approval process.

VCP’s pulp volume and sales price
3Q07 total sales volume should reach approximately 260,000 tons, down 3% over 2Q07 and up 17% over 3Q06. 3Q07 net average price in dollars for VCP’s pulp should increase 4% over 2Q07 and 6% over 3Q06.

We are maintaining our 2007 pulp sales volume at 1,100,000 tons. We reiterate that these volumes do not consider our interest in Aracruz.

Paper Business	Remarks
Domestic and International markets VCP’s paper volume

The second semester is marked by seasonal demand improvement compared to the first semester, driven mostly by the (i) promotional market with the year-end campaigns; (ii) notebook segment preparing for the school year return; and (iii) educational textbooks with government programs. The current better domestic economic conditions boost the sale of coated and special papers with commemorative dates beginning in the second semester.

For VCP, Q-o-Q comparison will represent better volumes in the special paper segment and increase in uncoated paper volumes, with an adjustment in price in reais; practically reflecting the same currency fluctuation trend.

The coated paper market will continue with imports exerting pressure, due to foreign exchange rate.

VCP’s paper business will also have the effect of the conclusion of the joint venture(2) with Ahlstrom, announced on 3/Sep/07, when approximately 8,000 tons of coated and uncoated papers will not be consolidated in our volumes beginning September 2007. Therefore, we will have a better market position with more value added papers contributing to improve our mix in terms of profitability.

Facing this scenario, VCP’s 3Q07 paper sales volume should be approximately 120,000 tons, approximately 6% up compared to 2Q07, despite the Ahlstrom joint venture effect over our volumes. The joint venture operations will be accounted at VCP by the equity method.

For 2007 we are revising our paper sales volume from 470,000 to 480,000 due to better seasonality contributing to productivity gains in the paper business as well as reduction of inventory levels.

Results	Remarks
Operating costs and expenses

Currency appreciation coupled with lower pulp volume production originating from (i) the annual maintenance shutdowns at both Jacareí and Conpacel(3) facilities; and (ii) a further temporary shutdown at Conpacel to permit the implementation of the capacity expansion from 560,000 tons to 630,000 tons (P630), will result in a lower dilution of fixed costs and expenses. Therefore, VCP should post an increase in 3Q07 pulp cash cost to approximately US$270/ton as compared to 2Q07 of US$227/ton. It is important to note that, such increase is a temporary effect and should return to equivalent levels posted in 2Q07.

3Q07 SG&A expenses should be in line with 2Q07, approximately 15% of net revenues.

Consolidated EBITDA w/ 50% of Conpacel

Our objective is to better demonstrate the full impact of Conpacel’s operating results, not only the resale portion. Accordingly, VCP has been reporting its pro forma EBITDA with the consolidation of 50% of Conpacel’s EBITDA.

As a result of higher fixed costs for pulp production, due to our annual maintenance shutdown in Jacareí and Conpacel coupled with Conpacel’s shutdown for the implementation of P630, as well as the real appreciation during the period, we expect our pro forma EBITDA margin to reach approximately 32% in 3Q07, 3-4 percentage points down compared to 2Q07.

Guidance 2 / 4

EBITDA w/ the resale(4) margin of Conpacel’s products

Considering only the effect of the Conpacel’s product resale, EBITDA margin should reach approximately 29% as those products are acquired by VCP at market prices, discounting commercial expenses and distribution, and resold by the company’s own distribution channel. Margin originated from this resale is approximately 15-20%.

It is important to note that any estimate may considerably vary in accordance with currency and market prices fluctuations.

Financial Result

During each of the last two quarters, VCP reported positive financial results, due principally to the appreciation of the real, and thereby, affirming our correct strategy of financial exposure to US$. For 3Q07, due to a modest currency appreciation when compared to that of previous quarters, we should post a lower financial result on a Q-o-Q basis.

Joint Venture effect in 3Q07

The conclusion of the joint venture with Ahlstrom for the paper asset in Jacareí resulted in a positive effect originating from the capital gain of approximately US$20 million in the other operating result. This is a non recurrent effect.

1H07 non recurring effects

As part of VCP’s strategy to focus on the large scale growth of market pulp production and on the repositioning of its paper businesses, we announced several strategic initiatives during the year. To better understand such initiatives we prepared the following table demonstrating the non recurring effects that occurred during the period:

Guidance 3 / 4

2007E recurring volumes

Presented below is a table demonstrating the effect of each non recurring 2007 event and the breakdown between 2007 estimate and 2007 recurring, the latter amounts may be used for 2008 estimates:

Share price: VCPA4=R$51.56 ADR VCP =US$ 27.70 September 21, 2007	Shares outstanding: 204,145,507 Market capitalization: R$ 10.5 billion US$ 5.7 billion	Investor Relations Ph: (5511) 2138-4168/ 4287 4261/ 4361 Fax: (5511) 2138-4066 Email: ir@vcp.com.br Web: www.vcp.com.br	Valdir Roque CFO and IRO Andrea Kannebley Sandra Matsumoto Susana Yamamoto

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to the growth prospects of VCP. These are merely projections and, as such, are based exclusively on the expectations of VCP’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in VCP’s filed disclosure documents and are, therefore, subject to change without prior notice.

Guidance 4 / 4